Exhibit 12

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

Statement Regarding Computation of Ratios

	2004	2003	2002	2001	2000
Income from continuing operations before minority interests, income tax expense (benefit), and (loss) gain on sale of assets (1)	$(77,126)	$(132,942)	$(67,391)	$(20,742)	$66,970
Fixed charges:
Interest expense, net	126,927	140,623	136,125	121,778	114,120
Interest capitalized	5,605	3,062	3,993	6,098	8,613
Amortization of debt expense	5,358	5,020	6,808	4,030	3,326
Preferred distributions to minority interests	141	556	554	554	554

Total fixed charges	138,031	149,261	147,480	132,460	126,613

Income from continuing operations before minority interest, income tax expense (benefit), (loss) gain on sale of assets and fixed charges (excluding capitalized interest and preferred distributions to minority interests)	55,159	12,701	75,542	105,066	184,416
Divided by fixed charges	138,031	149,261	147,480	132,460	126,613
Ratio of earnings to fixed charges	0.40	0.09	0.51	0.79	1.46
Deficiency	82,872	136,560	71,938	27,394	—

(1)	This amount is before minority interests since the minority interests relate to majority-owned subsidiaries that have fixed charges.